Exhibit 12.1

Royal Caribbean Cruises Ltd.
Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Years Ended December 31,
	2013	2012	2011	2010	2009

Earnings

Net income	$473,692	$18,287	$607,421	$515,653	$152,485
Income tax expense (benefit)	24,937	55,518	20,673	20,266	(5,053)
(Income) loss from equity investees, net of distributions	(26,071)	(21,078)	(118)	(200)	15,244

Fixed charges	364,515	383,575	409,246	409,065	363,277
Capitalized interest	(17,878)	(13,281)	(13,986)	(28,093)	(41,473)

Earnings	$819,165	$423,021	$1,023,236	$916,691	$484,480

Fixed Charges
Interest expense (1)	$350,299	$369,062	$396,402	$399,300	$351,421
Interest portion of rent expense (2)	14,216	14,513	12,844	9,765	11,856

Fixed charges	$364,515	$383,575	$409,246	$409,065	$363,277

Ratio of Earnings to Fixed Charges	2.2x	1.1x	2.5x	2.2x	1.3x

(1)Interest expense includes capitalized interest and amortization of deferred financing expenses.
(2)Interest portion of rent expense represents actual interest charges for the Brilliance of the Seas operating lease and, for all other rentals, we have assumed that one-third of rent expense is representative of the interest factor.